Filed by Terra Industries Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Terra Industries Inc.
Commission File No.: 001-08520
The following is a transcription of Terra Industries Inc.’s 2009 first quarter results conference call held on April 21, 2009:
TERRA INDUSTRIES INC.
Moderator: Joe Ewing
April 21, 2009
3:00 pm ET
CORPORATE PARTICIPANTS
Joe Ewing
Terra Industries — VP of Investor Relations
Mike Bennett
Terra Industries — President, CEO
Dan Greenwell
Terra Industries — CFO
CONFERENCE CALL PARTICIPANTS
Robert Koort
Goldman Sachs — Analyst
Steve Byrne
Bank of America — Analyst
David Silver
UBS Securities — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to the Terra Industries’ first quarter 2009, earnings conference call. My name is Becky and I will be your coordinator for today. (Operator Instructions) I would now like to turn the presentation over to your host for today’s call, Mr. Joe Ewing, Vice President of Investor Relations. Please proceed.
Joe Ewing - Terra Industries — VP of Investor Relations
Thank you very much, Becky, and welcome, everyone, to Terra’s first quarter conference call. This morning, we issued a news release announcing that for the 2009 first quarter, Terra achieved net income of $30 million, or $0.30 per diluted share. At the end of the news release is our Safe Harbor Statement. It describes the limitations of forward-looking statements and any other items that are non-historical facts included in the news release. Please note that those same limitations apply to any forward-looking statements that we may make during this call.
With me today are Mike Bennett, Terra’s President and CEO; and Dan Greenwell, Senior Vice President and CFO.
Regarding recent and upcoming investor relations activities, since our last earnings call, we’ve participated in a Boston and New York shareholder road show and two equity conferences. And coming up later this quarter, we have the BMO Capital Markets’ 2009 Agriculture, Protein and Fertilizer Conference in New York on May 14th; the Goldman Sachs Basic Materials Conference in New York on June 3rd; and the RBC Capital Markets 2009 Global Mining and Materials Conference on June 9th in Toronto. You can get more information about these events from our Web site or by calling us.
We also always welcome visitors—if anyone listening today is interested in coming to tour our Port Neal manufacturing facility and also to meet with our management, we would be happy to have you. You can call either Kim Mathers or me to make those arrangements. I’ll now turn the call over to Mike Bennett so that he can give us his perspective on the first quarter and on the outlook for Terra and the industry in general in upcoming months.
Mike Bennett - Terra Industries — President, CEO
Thank you, Joe. Good afternoon, everyone. Our first quarter results clearly reflect that fertilizer buyers have hesitated to add inventory over the past six months, due primarily to unprecedented declines in fertilizer prices and sharp declines in commodity prices overall. The best illustration of this was lower UAN sales volume in a period when product is typically added to customer inventory in anticipation of seasonal application in the second quarter. Lower year-on-year import volumes of nitrogen also reflect this behavior. In contrast, we experienced solid early agricultural ammonia sales in southern markets where material was actually being applied in March, consistent with the need to apply nitrogen to achieve optimum crop yields this season.
As we discussed in our February call, Terra reduced production to avoid an imprudent build in inventories. While as a result of these adjustments, we incurred idle plant costs during the quarter, our overall nitrogen inventories at the end of the quarter were significantly reduced compared to the same period a year ago and we are well positioned for the bulk of the application season, as buyers return to the market for the balance of their needs.
Delayed purchases could lengthen the nitrogen supply chain for deliveries in the second quarter. We believe however, that we are well positioned with our geographically dispersed production facilities and extensive logistics network to manage potential challenges.
Early April movement has generally been strong, where soil conditions have enabled growers to go to the fields. But there are a number of areas where wet conditions have hampered early applications. Much of the Corn Belt has received one or more inches of rain over the past week. And the best movement to date has been in western Iowa, eastern Nebraska and parts of Kansas. The past two shipping days have been our strongest this spring, with much of it concentrated in these markets. Our view is that UAN will continue to be an important tool for growers in many areas to complete fertilizer applications to keep corn plantings on schedule. We are encouraged by the USDA perspective plantings report that indicated 85 million corn acres will be planted this spring and a lot of work remains to be done to achieve this. The combination of reduced imports and curtailed domestic production of nitrogen relative to year-ago periods will likely result in a drawdown of supply chain inventories.
Through February of this year, UAN imports were down 52% through the first eight months of the fertilizer year compared to the preceding period, and urea and ammonia imports were off roughly 20%. In addition to more normalized sales volumes in the second quarter, we expect to realize more fully the benefit of lower natural gas prices, as selling prices remain generally stable. This combination will significantly boost our Q2 earnings relative to Q1.

Based on International Grains Council estimates, it appears that global crop production will decline from last year as a result of lower grain prices and the earlier indications of higher crop input costs. At current grain prices and current input costs however, there remains a strong economic incentive for crop production that we believe will carry into the next crop year. This fact, coupled with the eventual recovery of industrial demand for nitrogen, paints a more positive picture for Terra and the nitrogen industry as we move forward.
We are excited about the growth prospects for our environmental technologies business, as we lay the foundation for TerraCair to be the leading diesel emissions fluid. We have announced several key distribution agreements that will position us extremely well in that new market. Our stationery NOx abatement business continues to enjoy significant growth. On the agricultural side of the business, we look forward to the completion of our Woodward, Oklahoma, UAN expansion next year and the margin expansion we anticipate from that project.
At this time, I would like to turn the call over to Dan Greenwell so that he can give you some information about our financial position. Dan?
Dan Greenwell - Terra Industries — CFO
Thank you, Mike, and good afternoon to everyone. Mike has outlined the challenging market conditions associated with the first quarter results, as well as the improving demand for nitrogen products and lower natural gas costs as we move into the second quarter. I would first like to make a few comments on revenues, product selling prices, volumes, and about the impact of natural gas costs on the bottom line. Then I’ll follow with additional comments about our operating results and joint venture operations located in the United Kingdom and Trinidad, and provide a summary of our strong liquidity position and working capital management.
Finally, I’ll close with a summary view on our outlook for the remainder of 2009.
First quarter net income available to common shareholders was $30 million, or $0.30 per share compared to last year’s $100 million, or $0.97 per share. As Mike mentioned, product volumes were constrained due to buyer reluctance in the first quarter. We expect more normalized fertilizer sales volumes in the second quarter and the remainder of the year.
Revenues of $420 million for the first quarter of 2009 decreased by $155 million as compared to last year. Selling prices decreased revenues by about $55 million, while lower volumes offset revenues by $100 million compared with 2008 results.
As we previously noted in our February call, our Woodward and Donaldsonville facilities were idle during December and well into the first quarter. Additionally, we lowered production rates for certain products at other locations during the quarter. As a result, we decreased our ammonia production by approximately 213,000 tons and UAN by 157,000 tons during the first quarter of 2009. In addition, we performed a turnaround at the Yazoo City plant in February. As a result of these working capital management activities, we incurred approximately $12.3 million of period costs. We believe our inventory positions are well placed and at the right levels to meet second quarter anticipated demand.
Terra Environmental Technologies demonstrated excellent revenue growth in the first quarter of 2009 as compared to first quarter of 2008. Revenues increased more than 130% from 2008 and represented slightly more than 9% of Terra’s revenues in the first quarter of 2009. We expect Terra will be the leading supplier to this dynamic environmental emissions reduction market in North America.
Natural gas costs include a derivative hedge cost of $73 million, or approximately $3.24 per MMBtu during the quarter. Excluding these hedge positions, our gas cost was approximately $4.13 per MMBtu during the first quarter.

Our derivative position values above market that we carry into the second quarter 2009 approximate $31 million and are primarily associated with firm orders taken in 2008 with sales prices higher than current spot markets. The majority of these hedge positions and associated orders will settle and ship during the second quarter of 2009.
The year-over-year increase through first quarter selling, general and administrative expenses was $7.6 million due primarily to phantom share-based compensation, and $1.7 million of costs associated with the unsolicited CF exchange offer. The phantom share expense increase of $6.3 million results from the mark-to-market accounting treatment for the phantom share program. In the aggregate, other SG&A costs were in line with the prior year.
Our growth activities associated with Terra Environmental Technologies represent approximately 10% of Terra’s selling, general and administrative expenses. We believe our investments in these market development activities are providing positive traction in this fast-growing emission reduction market.
Our United Kingdom joint venture with Yara faced tough market conditions during the first quarter of 2009. United Kingdom customers remained on the sidelines for most of the first quarter. As a result, product sales volumes were down by approximately 60% during the first quarter as compared to last year. To put the joint venture operations in perspective, the total nitrogen sales of the United Kingdom joint venture in the first quarter of 2009 were approximately $108 million compared with $267 million in the first quarter of 2008. Exchange rates had a significant impact on the revenue decrease.
United Kingdom gas prices have moderated and we anticipate increased sales volume of fertilizer during the second quarter as compared to the first quarter of 2009. As a result, we anticipate improved results from GrowHow during the second quarter. Despite the challenging quarter, the joint venture returned approximately $5.2 million of cash during the first quarter. We continue to work closely with Yara in managing this business.
Our North American joint venture operations, consisting primarily of our Trinidad ammonia plant operated in conjunction with Koch Industries provided earnings of approximately $3.3 million during the first quarter of 2009. The Trinidad operations provide Terra with an advantaged gas position for approximately 350,000 tons of ammonia annually that we bring into our Donaldsonville terminal. The advantaged gas contract in Trinidad allowed for profitable operations in the first quarter, despite the very low ammonia prices at the Gulf and Tampa. We received $8.2 million of cash from our North American joint venture operations in the first quarter of 2009.
We view earnings associated with Terra’s United Kingdom and Trinidad joint venture arrangements as part of the overall return that our operations generate in the conduct of our global pure-play nitrogen business.
You may have noticed that the former minority interest amounts have now been classified and reported as noncontrolling interest. Terra adopted Financial Accounting Standard Number 160, Noncontrolling Interests in Consolidated Financial Statements during the first quarter of 2009.
The adoption of Statement 160 recharacterized minority interest as noncontrolling interest and reclassified minority interest as a component of equity on Terra’s financial statements. No changes were made in the methodology or practices in accounting for the amounts. This was merely a geography change on the financials.
Terra’s effective tax rate after minority interest, now referred to as noncontrolling interest, and United Kingdom equity earnings, was 30% for the 2009 first quarter compared to 37% in the first quarter of 2008. During the fourth quarter of 2008, we implemented multiple tax strategies to lower the effective tax rates and the amount of cash taxes paid. A key aspect for the optimization strategy included the reorganization of Terra’s subsidiary ownership structure for our international operations. This new structure will provide cash savings benefits in the future in the form of lower tax payments.
Net cash tax payments in the first quarter of 2009 were $60 million. We paid $6 million of taxes in the first quarter of 2008. In 2008, we were able to utilize NOLs to offset taxable income. We have fully utilized the prior NOLs and are now a cash taxpayer.

Our tax planning initiatives completed in 2008 should provide benefit in future periods. As a result, we continue to estimate a 2009 effective annual tax rate between 30 and 32%. We expect to realize these effective tax rates for the next several years.
Our current share buyback program extends through June, 2010, and we have 7.4 million shares available to purchase under the authorization. There were no buybacks in the first quarter of 2009. We may make future, further buybacks under the repurchase program and would do so at times and in quantities we believe will generate the best value to our shareholders.
Our cash balances totaled $1 billion at March 31, 2009. Our cash is invested in high quality money funds that remain highly liquid. As mentioned previously, none of our cash balances are invested in illiquid asset classes. Today, Terra’s cash balances remain in excess of $1 billion. This cash is equivalent to $10 per share.
We spent approximately $29 million for the Woodward UAN expansion, normal maintenance, capital and turnarounds during the first quarter of 2009. In the remainder of 2009, we will undergo turnarounds at Woodward and one half of the Verdigris plant. We will also have a turnaround on the Courtright urea plant in 2009. The Yazoo City plant turnaround was completed in March, 2009.
We estimate our 2009 sustaining capital expenditures and turnaround costs will total between $85 to $90 million. We also estimate our Woodward UAN expansion will require between $105 to $110 million. In the aggregate, we estimate our 2009 capital and turnaround spending will be in the range of $190 to $200 million.
Terra declared a $0.10 per common share dividend payable on June 9, 2009, to shareholders of record as of May 20, 2009. We remain focused on a forward-looking and disciplined capital management approach that will ensure our ability to take advantage of new opportunities in the future. We continue to be strongly committed to returning value to shareholders.
At this time, I would like to turn the call back to Mike.
Mike Bennett - Terra Industries — President, CEO
Okay, thank you, Dan.
Before we open the call to your questions, I would like to briefly comment on recent developments regarding CF Industries’ unsolicited proposals to combine our companies. I would also like to remind everyone that the purpose of today’s call is to discuss our first quarter results, as well as our outlook for 2009. As such, I would ask that you limit your questions to those topics.
On March 24, after careful consideration, Terra’s Board of Directors unanimously concluded that the most recent version of CF’s proposal continued to run counter to Terra’s strategic objectives, substantially undervalued Terra, both absolutely and relative to CF, and would deliver less value to our shareholders than would owning Terra on a stand-alone basis. Accordingly, we rejected that proposal.
Last week, Terra’s Board of Directors amended Terra’s bylaws to allow the annual stockholder’s meeting to be held any time during the calendar year. Terra’s Board believes that the status of Agrium’s offer for CF will be a significant factor to be considered by Terra’s stockholders at our annual meeting, which has not yet been scheduled. The Board believes that the flexibility provided by the bylaw amendment will help to ensure that Terra stockholders will have the benefit of all relevant information at its annual meeting.

As always, Terra’s Board and Management remain committed to enhancing shareholder value by continuing to execute our strategic plan, which we believe will deliver significantly more value to shareholders than CF’s proposal.
That concludes my prepared remarks on this matter. I would now like to open the call up to your questions. Let me remind you that we are here today to discuss the first quarter and the outlook, and I would appreciate your cooperation during the Q&A session.
Becky, would you please give the participants instructions for posing questions.

QUESTION AND ANSWER
Operator
(Operator Instructions) And your first question comes from the line of Robert Koort of Goldman Sachs. Please proceed.
Robert Koort - Goldman Sachs — Analyst
Thank you, good morning.
Mike Bennett - Terra Industries — President, CEO
Hi, Bob.
Robert Koort - Goldman Sachs — Analyst
Got a couple of questions. The first is, you talked about your hedged gas exposure going out. Do you have orders matched up against that? And to what extent is there any risk about making sure your counter parties make whole on those prices, given that gas is somewhat lower?
Mike Bennett - Terra Industries — President, CEO
Well, first of all, Bob, if you look at what we report at the end of the quarter, we typically report the approximate size of that in percentage terms to your annual demand. And then typically we’ll also disclose how that position is over or under water relative to the market at that date. And so basically when you look at what we disclosed at the end of Q1, we had somewhere in the neighborhood of about 25% or so of our forward gas requirements for the next 12 months. Those are typically weighted pretty heavily toward the nearby quarter and the majority of those are going to have forward orders basically fixed against them.
In this case, I think that position was roughly $30 million or so, I guess, over market at the end of the quarter, which realistically probably would average out, ballpark—a buck an MMBtu or so on that gas position. And so first of all, the majority of that gas does have orders against it today. We have a very, I think, rigid risk management policy relative to our counter parties where we only deal with investment grade counter parties and limit that risk much the same way we would credit rank a customer. And so we really feel that position poses little, if any, risk for our shareholders.
Robert Koort - Goldman Sachs — Analyst
Got it. And then a second question, sort of a mass balance, if you will. You talked about how much imports are down, I think you said down 50% in solutions. Your own capacity down, yet a corn crop that’s out there probably rivaling last year’s. Where are we going to get enough supply to fill that need, or are we actually going to see reduced application rates in nitrogen to match what we’re seeing in potash and phosphate?
Mike Bennett - Terra Industries — President, CEO
Well Bob, it’s always a little bit of an inexact science, in part because it’s difficult to measure the amount of inventory that’s actually in the supply chain. Based on what I would call our best guess, we do think that the supply chain on UAN came into the year last July with relatively high inventory levels. Based on what we believe demand for UAN is likely to be, it looks to us like the combination of production and imports will be in the ballpark of a million tons or slightly more, short of expected demand. And so we do believe that the supply chain potentially had enough inventory to offset this shortfall, but again, our best view at this point is that those levels will be drawn down to extremely low levels by the time we complete our crop applications in Q2.
Robert Koort - Goldman Sachs — Analyst
Terrific. I’ll get back in queue. Thanks.
Mike Bennett - Terra Industries — President, CEO
Thank you.
Operator
And your next question comes from the line of Steve Byrne of Bank of America. Please proceed.
Steve Byrne - Bank of America — Analyst
Hi, good afternoon. A few questions about pricing. In the first quarter, how much of your ammonia volumes were sold into the Tampa and US Gulf industrial markets?
Mike Bennett - Terra Industries — President, CEO
Well, a pretty fair amount, Steve, because I don’t have an exact breakdown split for you, but if you look at our business on an annual basis, probably around 60% of our ammonia volumes are industrial versus ag, and obviously a lot of that industrial ammonia is material that we bring in from Trinidad to Donaldsonville and Courtright and currently Woodward are also plants that ship to industrial customers. So with very little ag movement actually moving to the ground in January-February, and then with a decent run in March in the southern states I would guess—just throwing a dart, probably somewhere in the neighborhood of two-thirds or so of that volume in Q1 probably went to industrial accounts.
Steve Byrne - Bank of America — Analyst
Okay, and then when you say there was brisk movement in March, would that have been a spot sale or would that have been part of your forward book that you went into the quarter with?
Mike Bennett - Terra Industries — President, CEO
Well, it was probably a combination, Steve, but I would guess a chunk of that would have been the prepaid ammonia that we carried into the year. We’ve been fortunate to work those prepaid levels down fairly well by now, and that’s been primarily a combination of March and first three weeks in April movement.
Steve Byrne - Bank of America — Analyst
So even though your natural gas cost position for the quarter was reflective of an early October midpoint of those forward orders, that was not representative of your ammonia sales in the first quarter, given you had so much industrial and some spot sales. Is that a fair characterization?

Mike Bennett - Terra Industries — President, CEO
Well, I think it’s a fair characterization. And the difficulty always in trying to match up the gas position and the sales in a given period is that sometimes those sales don’t move in the quarter that product’s produced. And so in this case, think it was a matter of the low prices we saw at the US Gulf for January-February pulling our average selling price down significantly and some of those prepaid orders on the ag side not moving until actually Q2.
Steve Byrne - Bank of America — Analyst
Okay. So you could have a lift in the average selling price sequentially?
Mike Bennett - Terra Industries — President, CEO
Well, what we have seen and I think what we indicated in our release, Steve, is that we thought that broadly speaking, our prices in Q2 would be roughly equivalent on balance with Q1. And candidly, what I think we’ll see is probably an average improvement on the ammonia side and we’ll probably see a little bit of a decrease on the UAN side. But in the aggregate, we feel like volume weighted, they probably won’t be far off.
Steve Byrne - Bank of America — Analyst
Okay, and then just one last one on natural gas, given you’ve consumed so much west of the Mississippi and that Demarc and panhandle hub, you reference your gas position relative to the forward book, which is very often a dollar higher per million Btu than those hubs. How do you realize the cost benefit of the lower natural gas costs in those western locations?
Mike Bennett - Terra Industries — President, CEO
Well, for example Steve, as I indicated in Bob’s question, we talk about the position at the end of Q1. We’ll consume somewhere this quarter probably in the range of 25 to 30 BCF of natural gas. Roughly 40% of that or so is consumed in the mid-continent and so one way I would look at it is that whatever your NYMEX number is, roughly 40% or so of the gas you consume has had a favorable basis because of mid-continent pricing. And then, of course, we have to add back the effect of the hedges that are in place relative to the forward orders.
Steve Byrne - Bank of America — Analyst
So you lock in that basis?
Mike Bennett - Terra Industries — President, CEO
Yes, we do, and we think it’s a good idea, but we have to do it anyway for those positions to qualify for hedge accounting.
Steve Byrne - Bank of America — Analyst
Okay. Thanks a lot.

Operator
(Operator Instructions) And your next question comes from the line of David Silver of UBS Securities. Please proceed.
David Silver - UBS Securities — Analyst
Yeah, hi, good afternoon. Mike, I would maybe like to start, I would like to maybe ask, I think it was Bob’s question a different way. You cited kind of the situation out in the field where planting has been delayed for various reasons and yet you have a prospective plantings report that is used that indicated almost as many, essentially as many corn and soy acres, whatnot, as a year earlier. We’re all wondering, is it lower application rates or what could you say about the possibility that since the prospective plantings report was done, there’s actually been a shift in farmers’ appetite for corn? In other words, they are shifting more potential corn acres over to soy and that’s part of the story that is showing up in your lower UAN volumes in the first quarter?
Mike Bennett - Terra Industries — President, CEO
Well, I guess at this point, David, I don’t really have any basis to necessarily believe that lower acreage or even lower application rates are necessarily reflected in the first quarter volumes. I do think the first quarter volumes, especially on UAN, are pretty indicative of the huge kind of devaluing effect that we saw in the marketplace on virtually all products and the fact that if price markets being relatively soft and with a lot of uncertainty out there on the part of dealers relative to ultimately what price levels they were going to come to terms with, with the growers, that I don’t think folks really want to, want to be left with much of any inventory this spring if they can help it.
And so typically, where we would see folks continue to top their tanks off, as we went through Q1 to get ready for Q2, we saw a lot more reluctance I think on the part of buyers to come back and do that. And instead, our deal is that that activity will be more kind of hand-to-mouth or truckload-to-truckload as we go through second quarter.
David Silver - UBS Securities — Analyst
Okay. That’s interesting. I’m going to ask you a question here about your outlook statement. And basically I’m just going to read it, but you said in the aggregate, second quarter 2009 product prices should be commensurate with those of first quarter 2009. So if I look at the newsletters, Mike, and I look at UAN pricing from January 1 to last Friday, if I look at UAN pricing and ammonium nitrate pricing, it seems like each of those pricing series have had a negative, or a downward trend to them pretty much all year. So if you were to achieve what you expect, in other words, kind of sequentially flattish average pricing I’m guessing either that there is going to be some pickup as we move through the spring or maybe it’s the timing of your forward purchasing business. In other words, in a market that’s been declining steadily per the newsletters, how do you keep your product pricing flat sequentially?
Mike Bennett - Terra Industries — President, CEO
Well, two ways. And I think it might have been Steve’s first question where I mentioned this, too, David. That is, number one, on ammonia, a higher percentage of our second quarter movement will be on the ag side, which are carrying higher values than the industrial material we sold in Q1. If you go back and look at Tampa pricing from January-February relative to today, that’s a fairly decent pickup.

And as I indicated in the other question, some of that improvement will be offset, we think, by some average lower selling prices on UAN, and that in part is due to the fact that the forward book that we have in place will be supplemented with sales of product on new orders at a bit lower numbers. But in the aggregate when we look at those prices, volume weighted, we feel that you’ll probably end up with a fairly flat result from a financial perspective in our company relative to those two.
David Silver - UBS Securities — Analyst
Okay, and then one last question. I guess in Trinidad, there is a startup of a new nitrogen facility, kind of around now. And that’s a provider of UAN and I suppose that the Gulf has to be a target market for that product. Can you maybe discuss how you think the market’s going to react to that product? And is it affecting your order book in any way, or are customers seeing that product show up in markets and kind of using that as leverage in negotiating pricing?
Mike Bennett - Terra Industries — President, CEO
Well, certainly down the road, it may turn into leverage. We’ll see. But I guess our perspective on that particular facility, David, is the fact that currently this year’s kind of an aberration, where it looks like our imports due in are going to be substantially lower than what they have averaged for the last few years, probably at or below two million product tons. And of course that facility I guess theoretically could supply anywhere from a third to a half of the level of imported material that basically we have come to absorb into this market. Whether that has an adverse impact on pricing or not, I think at the end of the day will have a lot to do with certainly the behavior of some of the suppliers and material that has come in the past.
Some of those folks are not in as good a competitive position today as they used to be. The Romanian and Bulgarian material certainly, some of the Russian material could be squeezed out a bit by that production and little stuff I guess coming out of Algeria. But thinking is overall that the UAN market is going to continue to grow. We certainly think that the market can accommodate our Woodward project next year very well and we think that Trinidad will likely supplant some of the former Soviet Union production that’s been coming into the market here over the last three or four years.
David Silver - UBS Securities — Analyst
Okay, thank you very much.
Operator
There are no further questions at this time. I would now like to turn the call back over to Mike Bennett for closing remarks.
Mike Bennett - Terra Industries — President, CEO
All right. Well, again, folks, I would like to thank you all for your interest in Terra and appreciate you being with us this afternoon. As Joe indicated, if anyone has any follow-up questions or would like to come out to visit with us, please contact him and we’ll look forward to speaking with you on our Q2 call. Have a great day.

Operator
Thank you for your participation in today’s conference. This concludes the presentation. Have a great day. Thank you.
Important information and where to find it
On March 20, 2009, Terra filed with the Securities and Exchange Commission (the “SEC”) a revised preliminary proxy statement in connection with its 2009 Annual Meeting, which is available free of charge at the SEC’s website at www.sec.gov and Terra’s website at www.terraindustries.com. Terra plans to file with the SEC and mail to its stockholders a definitive proxy statement in connection with its 2009 Annual Meeting. Investors and security holders are urged to read the revised preliminary proxy statement, which is available now, and the definitive proxy statement relating to the 2009 Annual Meeting and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the definitive proxy statement and other documents (when available) that Terra files with the SEC at the SEC’s website at www.sec.gov and Terra’s website at www.terraindustries.com. In addition, the definitive proxy statement and other documents filed by Terra with the SEC may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000.
This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer proposed by CF Industries Holdings, Inc. referred to in this communication, Terra has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents that Terra files with the SEC in connection with the exchange offer at the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed by Terra with the SEC in connection with the exchange offer may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000.
Certain information concerning participants
Terra, its directors, executive officers and certain employees specified in Annex A to Terra’s revised preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, are participants in the solicitation of Terra’s security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Terra’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, and its revised preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on March 20, 2009. To the extent holdings of Terra securities have changed since the amounts printed in the revised preliminary proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals can also be obtained from the revised preliminary proxy statement relating to the 2009 Annual Meeting, which is available now, and the definitive proxy statement relating to the 2009 Annual Meeting when it is filed by Terra with the SEC. These documents (when available) may be obtained free of charge from the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com.
Forward-looking statements
Certain statements in this communication may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in connection with the exchange offer proposed by CF Industries Holdings, Inc. referred to in this communication are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. These include, among others, statements relating to:
•	changes in financial markets,

•	general economic conditions within the agricultural industry,

•	competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs),

•	changes in product mix,

•	changes in the seasonality of demand patterns,

•	changes in weather conditions,

•	changes in environmental and other government regulation, and

•	changes in agricultural regulations.
Additional information as to these factors can be found in Terra’s 2008 Annual Report/10-K, in the section entitled “Business,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the Notes to the consolidated financial statements.